August 4, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Jennifer Thompson
    Melissa Blume

    Re:    Etsy, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed March 1, 2016
    Form 8-K Filed February 23, 2016
    Form 10-Q for the Fiscal Quarter Ended March 31, 2016
    Filed May 5, 2016
    File No. 001-36911

Dear Ms. Thompson:

Etsy, Inc. (“Etsy”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 5, 2016. We have repeated the Staff’s comments in italicized, bold print and Etsy’s response is provided below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted EBITDA, page 40

1. We note that the non-GAAP measure Adjusted EBITDA is presented in your Selected Consolidated Financial and Other Data for four years on page 37; however, the reconciliation to net loss, as seen on page 41, only reconciles the most recent three years. Please revise to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure for each period that this non-GAAP measure has been presented in your filing. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Response:
In response to the Staff’s comment, we undertake in future filings to include a reconciliation of each non-GAAP measure to the most comparable GAAP measure for each period that a non-GAAP measure is presented in our filings.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2015, page 48
2. We note that the growth in seller services was primarily due to an increase in Promoted Listings revenue. We also note from your February 23, 2016 earnings call that the percentage of active sellers using this service decreased 100 basis points and you changed your pricing model. Please revise your disclosure to provide your investors with information similar to that disclosed in your earnings call as discussion of the offsetting factors of usage and pricing is more informative than simply stating that revenue increased due to the re-launch of this service. Please refer to Item 303(A)(3)(ii) and (A)(3)(iii) of Regulation S-K.
Response:
In response to the Staff’s comment, we acknowledge the importance of consistent disclosures in our earnings calls and our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and undertake in future filings to ensure consistency in all material respects. Specifically, in future filings, we will clarify that the increase in Promoted Listings revenue due to the re-launch of the product at the end of the third quarter of 2014 included a shift to a new pricing model. We respectfully note that the 100 basis point decline in year-over-year Promoted Listings usage did not have a material offsetting impact on the year-over-year revenue growth described in our Form 10-K for fiscal year 2015.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11—Income Taxes, page 94
3. We note you recorded assets on your balance sheet titled “Deferred tax charge – current” and “Deferred tax charge – net of current portion.” Based on the disclosures in your footnotes, we are unclear what these assets represent. Please tell us in reasonable detail the nature of these assets and how they are explained in the footnotes to your financial statements.
Response:
In response to the Staff’s comment, we provide the following detailed discussion of the assets and the transaction that created them.

The assets titled “Deferred tax charge – current” and “Deferred tax charge – net of current portion” on our balance sheet are assets that we recorded in 2015 as a result of our updated global corporate structure where we changed how we use our intellectual property and implemented intercompany agreements (the “Transaction”). The Transaction included a transfer of an intangible asset between entities in our consolidated reporting group and, accordingly, we have applied ASC 740-10-25-3(e) and ASC 810-10-45-8.

The guidance in ASC 740-10-25-3(e) and ASC 810-10-45-8 requires the buyer and the seller in a consolidated reporting group to defer the income tax consequences of intra-entity asset transfers when the profits from such transfers are eliminated in consolidation. Although the Transaction did not generate intra-entity profit or loss for us under U.S. GAAP, the Transaction did result in a cash tax liability that impacts our consolidated income statement in current and future periods. The treatment of intra-entity profit in the Transaction is an exception under ASC 740-10-25-3(e), which prohibits the recognition of a deferred tax asset for basis differences relating to intra-entity profits on assets remaining within the consolidated group and continues the ARB 51 requirement to eliminate the income statement effects of such an intercompany transaction. Specifically, ASC 810-10-45-8 requires deferral of income taxes on intra-entity profits on assets remaining within the consolidated group.

When ASC 740-10-25-3(e) is applied, a deferred charge (an asset on the balance sheet) is recorded for the income tax expense on the sale. The deferred charge is amortized as income tax expense over the remaining life of the underlying assets (in our case, 5 years). This treatment thereby matches the recognition of the income tax expense for U.S. GAAP purposes on the transaction with the pre-tax book consequences associated with the transferred assets.

This deferred charge has a current and non-current portion which are the assets noted in the Staff’s question above. The full amount of the deferred charge was $85.7 million ($66 million relates to the taxable gain on our restructuring and $19.7 million on the unrecognized tax benefit both of which are disclosed on page 97 of our Form 10-K). During 2015, $17.1 million was amortized into tax expense ($13.2 million related to the gain and $3.9 million related to the unrecognized tax benefit as disclosed on page 97 of our Form 10-K), resulting in an ending balance on the balance sheet of $68.5 million, $17.1 million of which is expected to amortize in the next twelve months and $51.4 million of which is non-current.

Form 8-K Filed February 23, 2016

4. We note that you furnished under Item 2.02 of Form 8-K a press release describing your earnings for the fourth quarter and annual 2015 periods. We note that the only profitability measure disclosed in the tabular “Financial Summary” on the first page of your earnings release is Adjusted EBITDA. It appears that this disclosure along with your subsequent narrative analysis of this metric may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release. This comment also applies to the press release in your Form 8-K dated May 3, 2016.

Response:
We acknowledge the Staff’s comment and note that we are aware of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. We reviewed the guidance when preparing our earnings release issued on August 2, 2016 and have taken steps to ensure that our future earnings releases and other public disclosures will comply with this guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Three Months Ended March 31, 2015 and 2016, page 23
5. We note that the integration of PayPal was one of the primary drivers of the increase in your revenue when compared to the prior first quarter. We also note that you integrated PayPal into your Direct Checkout service in the fourth quarter of 2015, and you disclose that the first quarter continued to benefit from this integration. Please tell us and consider revising your disclosure to better explain how long management expects revenue to continue increasing solely as a result of the fourth quarter integration of PayPal. In this regard, given that the entire first quarter reflected the integration of PayPal, it is unclear whether management expects any increase in revenue due to this integration in the second quarter as compared to the first quarter, or whether this will no longer be a factor driving a difference in revenue once you compare two quarters that are both post-integration of PayPal.
Response:
As the Staff notes, we integrated PayPal into Direct Checkout in the fourth quarter of 2015 and, as a result, we believe that this integration will remain a driver of year-over-year growth in Direct Checkout and Seller Services revenue until we anniversary this event and have year-over-year comparison periods that include the impact of this integration. We undertake in future filings to clarify this belief. We confirm that since the first quarter reflected the integration of PayPal, management does not expect any increase in revenue due to this integration in the second quarter as compared to the first quarter.

* * *

Etsy acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or would like additional information regarding this letter.

Very truly yours,

/s/ Kristina Salen
Kristina Salen
Chief Financial Officer

cc:    Chad Dickerson, Chair, President & CEO
    Jordan Breslow, General Counsel and Secretary
    Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
    David Silverman, PricewaterhouseCoopers LLP